Exhibit 3.1

EXHIBIT A

FIFTH AMENDED AND RESTATED ARTICLES OF INCORPORATION OF BOXABL INC.

Boxabl Inc., a corporation organized and existing under and by virtue of the provisions of the Nevada Revised Statutes of the State of Nevada (the “NRS”),

DOES HEREBY CERTIFY:

l. That the name of the corporation is Boxabl Inc., and that the corporation was originally organized as a Nevada limited liability company pursuant to the Chapter 86 NRS on December 2, 2017, under the name Boxabl, LLC.

2. The corporation converted from a Nevada limited liability company into a Nevada corporation on June 16, 2020, pursuant to Chapter 92A of the NRS.

3. The corporation previously amended and restated its Articles of Incorporation on June 23, 2020.

4. The corporation further amended and restated its Articles of Incorporation on July 8, 2020, March 11, 2021 and November 19, 2021.

5. That the corporation’s Board of Directors (the “Board”) duly adopted resolutions proposing to amend and restate the Amended and Restated Articles of Incorporation of this corporation currently in effect, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor.

6. That the following amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 78.390 of the NRS.

7. That these Fifth Amended and Restated Articles of Incorporation, which amend the provisions of the Corporation’s Amended and Restated Articles of Incorporation currently in effect, have been duly adopted in accordance with Sections 78.315 and 78.320 of the NRS.

RESOLVED, that the Amended and Restated Articles of Incorporation of this corporation currently in effect be amended and restated in their entirety to read as follows:

FIRST: The name of this corporation is Boxabl Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Nevada is 5345 E. North Belt Road, North Las Vegas 89115. The name of its registered agent at such address is Paolo Tiramani.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the NRS.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 20,000,000,000, consisting of (a) 6,600,000,000 shares of Common Stock, $0.00001 par value per share (“Common Stock”) and (b) 13,400,000,000 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”). The Board is expressly authorized to provide for the issuance of all or any shares of Preferred Stock in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolutions adopted by the Board providing for the issuance of such series and as may be permitted by the NRS, including, without limitation, the authority to provide that any such series may be (a) subject to redemption at such time or times and at such price or prices, (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series, or (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation, all as may be stated in such resolution or resolutions.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.	COMMON STOCK.

l. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B.	PREFERRED STOCK.

Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The first series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of 250,000,000 shares, the second series of Preferred Stock shall be designated “Series A-1 Preferred Stock” and shall consist of 1,100,000,000 shares, the third series of Preferred Stock shall be designated “Series A-2 Preferred Stock” and shall consist of 2,050,000,000 shares, and the fourth series of Preferred Stock shall be designated as “Series A-3 Preferred Stock” and shall consist of 8,750,000,000 shares, and 1,250,000,000 unclassified Preferred Stock, which Preferred Stock shall be entitled and subject to the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “sections” or “subsections” in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend payable on each outstanding share of Common Stock.

2. Liquidation, Dissolution or Winding Up: Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof: an amount per share equal to the greater of (a) with respect to the holders of Series A Preferred Stock, (i) one (1) times the Series A Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock on a 1:1 (i.e., l share of Series A Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (a) of this sentence is hereinafter referred to as the “Series A Liquidation Amount”), (b) with respect to the holders of Series A-1 Preferred Stock, (i) one (1) times the Series A-1 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A-1 Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (b) of this sentence is hereinafter referred to as the “Series A-1 Liquidation Amount”) , (c) with respect to the holders of Series A-2 Preferred Stock, (i) one (1) times the Series A-2 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-2 Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A-2 Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (c) of this sentence is hereinafter referred to as the “Series A-2 Liquidation Amount”), and (d) with respect to the holders of Series A-3 Preferred Stock, (i) one (1) times the Series A-3 Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A-3 Preferred Stock been converted into Common Stock on a 1:1 (i.e., 1 share of Series A-3 Preferred Stock for 1 share of Common Stock) basis immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to clause (d) of this sentence is hereinafter referred to as the “Series A-3 Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Series A Original Issue Price” shall mean $0.17 per share, the “Series A-1 Original Issue Price” shall mean $0.79 per share, the “Series A-2 Original Issue Price” shall mean $8.00, and the “Series A-3 Original Issue Price” shall mean $0.80 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock, the Series A-1 Preferred Stock, the Series A-2 Preferred Stock, or the Series A-3 Preferred Stock, as the case may be. Following the Company’s 10-for-1 split, which was effective on November 23, 2021, the adjusted Series A Original Issue Price, Series A-1 Original Issue Price, and Series A-2 Original Issue Price is $0.017, $0.079, and $0.80 respectively.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts, all Series A-1 Liquidation Amounts, all Series A-2 Liquidation Amounts, and all Series A-3 Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock, respectively, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least fifty-one percent (51%) of the outstanding shares of Preferred Stock, acting together as a single class on an as-converted basis (the “Requisite Holders”), elect otherwise by written notice sent to the Corporation at least fifteen (15) days prior to the effective date of any such event:

(a) a merger, consolidation or statutory share exchange in which:

(i) the Corporation is a constituent party; or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger, consolidation or statutory share exchange involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation or statutory share exchange continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation, or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, statutory share exchange, sale, transfer, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event, and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting. To the fullest extent permitted under the NRS and other applicable law, the holders of Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Corporation for a vote, including, without limitation, any voting right otherwise afforded to the holders of Preferred Stock under NRS 78.2055, NRS 78.207 or NRS 78.390, which are hereby denied.

4. Mandatory Conversion.

4.1 Trigger Events. At such date and time as is specified by the Board in connection with, but prior to, (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) an offering of shares of Common Stock to the public pursuant to Regulation A of the Securities Act of 1933, as amended (such date and time is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock on a 1:1 (i.e., 1 share of Preferred Stock for 1 share of Common Stock) basis, and (ii) such shares may not be reissued by the Corporation.

4.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 4. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 4.1, including the rights, if any, to receive notices (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

4.3 Effect of Mandatory Conversion. All shares of Preferred Stock shall, from and after the Mandatory Conversion Time, no longer be deemed to be outstanding and, notwithstanding the failure of the holder or holders thereof to surrender the certificates for such shares on or prior to such time, all rights with respect to such shares shall immediately cease and terminate at the Mandatory Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any declared but unpaid dividends. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the NRS, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Articles of Incorporation or bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Nevada, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Nevada at such place or places as may be designated from time to time by the Board or in the bylaws of the Corporation.

NINTH: To the fullest extent permitted under the NRS and other applicable law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the NRS or any other law of the State of Nevada is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS or any other law, as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fu1lest extent permitted under the NRS (including, without limitation, NRS 78.7502, NRS 78.751 and 78.752) and other applicable law, the Corporation shall indemnify any current and former directors and officers of the Corporation in their respective capacities as such and in any and all other capacities in which any of them serves at the request of the Corporation. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS and other applicable law. If the NRS or any other law of the State of Nevada is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS or any other law, as so amended. Any amendment to or repeal of any provision or section of this Article Tenth shall be prospective only, and shall not apply to or have any effect on the right or protection of, or the liability or alleged liability of, any current or former director or officer of the Corporation existing prior to or at the time of such amendment or repeal. In the event of any conflict between any provision of this Article Tenth and any other article of the Articles of Incorporation, the terms and provisions of this Article Tenth shall control.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (a) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (b) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (a) and (b) are “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, shall be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative (a) brought in the name or right of the Corporation or on its behalf, (b) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws, (d) to interpret, apply, enforce or determine the validity of these Articles of Incorporation (including any Preferred Stock designation) or the bylaws or (e) asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction. In the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada shall be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under the Articles of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under the Articles of Incorporation), such repurchase may be made without regard to any “preferential dividends arrears amount” or “preferential rights amount” (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any “preferential dividends arrears amount” or “preferential rights amount” (as those terms are defined therein) shall be deemed to be zero (0).

FOURTEENTH: To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) the Articles of Incorporation (including Article Twelfth), (b) the bylaws, and (c) any amendment to the Articles of Incorporation or the bylaws enacted or adopted in accordance with the Articles of Incorporation, the bylaws and applicable law.

FIFTEENTH: Notwithstanding anything to the contrary in these Articles of Incorporation or the bylaws, the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).

SIXTEENTH: At such time, if any, as the Corporation becomes a “resident domestic corporation” (as defined in NRS 78.427), the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as amended from time to time, or any successor statutes.

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IN WITNESS WHEREOF, these Fifth Amended and Restated Articles of Incorporation have been executed by a duly authorized officer of this corporation on this 2023. 31st day of August,

By:	/s/ Paolo Tiramani
Name:	Paolo Tiramani
Title:	President

[Signature Page to Fifth Amended and Restated Articles of Incorporation of Boxabl Inc.]